January 3, 2008


Mr. John Reynolds
Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

By Edgar, Facsimile and Overnight Mail


     Re:  Brown-Forman Corporation
          Form 10-K for Fiscal Year Ended April 30, 2007
          Filed June 28, 2007
          File No. 002-26821


Dear Mr. Reynolds:

We have received your letter dated December 12, 2007, commenting on our Form 10-K for the year ended April 30, 2007. Unfortunately, personnel absences due to the holidays have delayed our receipt of your letter and our ability to respond to your comments within the ten business days that you requested. We sincerely apologize for the delay and pledge to provide you with a response by no later than January 11, 2008. If you have any concerns in the meantime, please direct them to me at (502) 774-7165.


Sincerely,



Jane C. Morreau
Senior Vice President and Controller




cc:  Ronald E. Alper